Exhibit 99.1

100 University Avenue, 8th floor
Date: April 12, 2023	Toronto ON, M5J 2Y1
www.computershare.com

To: New York Stock Exchange

Subject: BROOKFIELD RENEWABLE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	May 09, 2023
Record Date for Voting (if applicable):	May 09, 2023
Beneficial Ownership Determination Date:	May 09, 2023
Meeting Date:	June 27, 2023
Meeting Location (if available):	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A EXCHANGEABLE SV SHRS	11284V105	CA11284V1058
CLASS B MULTIPLE VOTING SHRS	N/A	N/A

Sincerely,

Computershare

Agent for BROOKFIELD RENEWABLE CORPORATION